Hollysys Automation Technologies to Announce Financial Results for Its Fiscal 2012 Second Quarter ended on December 31, 2011 and

Host Earnings Conference Call

Beijing, China – February 1, 2012 – Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI), a leading provider of automation and control technologies and applications in China, today announced that it will report financial results for its fiscal 2012 second quarter ended on December 31, 2011 before the market opens on Tuesday, February 21, 2012.

The Company will host a conference call at 8:30 a.m. ET /9:30 p.m. Beijing Time on February 21, 2012, to discuss the financial results for the fiscal 2012 second quarter ended December 31, 2011 and its business outlook for the rest of fiscal year 2012.

To participate, please dial the following numbers ten minutes before the scheduled start of the call. The conference call identification number is: 48678090.

1-866-519-4004 (USA)

800-930-346 (HK)

+852-2475-0994(HK)

800-819-0121 (China Landline)

400-620-8038 (China Mobile)

+65-6723-9381 (International)

In addition, a recording of the conference call will be accessible within 24 hours via Hollysys’ website at:

http://www.hollysys.com.sg/home/index.php/investor-relations/events-a-webcast

About Hollysys Automation Technologies, Ltd.

Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 3,500 employees with nationwide presence in over 40 cities in China, with subsidiaries and offices in Singapore, Malaysia, Dubai, India, and serves over 2000 customers in the industrial, railway, subway & nuclear industries in China, South-East Asia, and the Middle East. Its proprietary technologies are applied in its industrial automation solution suite including Distributed Control System (DCS), Programmable Logic Controller (PLC), RMIS, HAMS, OTS, and other products, high-speed railway signaling system of Train Control Center(TCC) and Automatic Train Protection (ATP), and other products, subway supervisory and control platform (SCADA), and nuclear conventional island automation and control system

For further information, please contact:

Hollysys Automation Technologies, Ltd.

www.hollysys.com

+8610-58981386

+8610-58981326

investors@hollysys.com